UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-34213

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Gate Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1086 Hamer Court

(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Marassa, Jr.	331-330-0077	rmarassa@pacificgatepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA

(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Reynolds _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Gate Advisors, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pacific Gate Advisors, LLC
(A Limited Liability Company)

Financial Report
Year Ended December 31, 2025

With Report of Independent Registered
Public Accounting Firm

PACIFIC GATE ADVISORS, LLC FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025
CONTENTS

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacific Gate Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Pacific Gate Advisors, LLC, as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Pacific Gate Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pacific Gate Advisors, LLC's management. My responsibility is to express an opinion on Pacific Gate Advisors, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Pacific Gate Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2021.

Lafayette, Indiana
March 29, 2026

PACIFIC GATE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	23,055
Accounts Receivable	-
Other Assets	576
TOTAL ASSETS	**$ 23,631**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	9,030
Member's Equity	14,601
TOTAL LIABILITES AND MEMBER'S EQUITY	**$ 23,631**

The accompanying notes are an integral part of the financial statements.

PACIFIC GATE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pacific Gate Advisors, LLC (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the private placement of securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes fee income upon completion of the performance obligation when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction.

In May 2014, FASS issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize when the performance obligation is met

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs.

Based on review of the accounts receivable, management determined that an allowance for expected credit losses was not necessary at December 31, 2025.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2025, the Company had net capital of $14,025 which was $9,025 in excess of its required net capital of $5,000 and $8,025 net capital greater than 10% of aggregate indebtedness or 120% of minimum net capital requirement. The Company's net capital ratio was .6939 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2022 through 2025 remain subject to potential examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2025.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also owners and officers of Pacific Gate Partners, LLC. The Company pays for all direct expenses related to licensing and training. The Company paid Pacific Gate Partners, LLC $284,781 in 2025 for expenses associated with management, bookkeeping and certain other services provided to the Company. These services were performed as arm's length transactions. At December 31, 2025, the Company had no outstanding accounts receivable from, or accounts payable to this affiliated company.

NOTE 6: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2025. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 7: BROKER- DEALER – SINGLE REPORTABLE

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, rebates from the clearing firm and investing for its own account. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2025. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.